


SEC MAIL
RECEIVED
PROCESSING
MAR - 1 2006
WASH, D.C.
199
SECTION

SECURITIES AND EXCHANGE COMMISSION

06005469

OMB APPROVAL
OMB Number 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response...12.00

SEC FILE NUMBER
8- 66573-

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/26/04 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Pagemill Partners, LLC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2475 Hanover Street
(No. and Street)

Palo Alto	**CA**	**94304**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Sunstrum **650-233-4877**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

84 S 1st Street	**San Jose**	**CA**	**95113**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
JUN 09 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, James L. Babcock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pagemill Partners, LLC as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

James L. Babcock
Signature

Shareholder
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-3 and the
- ☐ Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditing report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT WITH AFFIANT STATEMENT

State of California
County of Santa Clara } ss.

☑ See Attached Document (Notary to cross out lines 1–8 below)
☐ See Statement Below (Lines 1–7 to be completed only by document signer[s], *not* Notary)

1
2
3
4
5
6
7
8

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me this 27 (Date) day of February (Month), 2006 (Year), by

(1) James Lee Babcock
Name of Signer(s)

(2)
Name of Signer(s)



JENNIFER LYNN CARLOTTA
Commission # 1429338
Notary Public - California
Santa Clara County
My Comm. Expires Jul 8, 2007

Place Notary Seal Above

Jennifer Lynn Carlotta
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Pagemill Partners, LLC Financial Statements

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

© 2002 National Notary Association • 9350 De Soto Ave., P.O. Box 2402 • Chatsworth, CA 91313-2404 • Prod. No. 5924 • Reorder: Call Toll-Free 1-800-876-6827

PAGEMILL PARTNERS, LLC

FINANCIAL STATEMENTS

For the period from
November 26, 2004 to December 31, 2005



Mayer Hoffman McCann P.C.
An Independent CPA Firm

84 South First Street, Third Floor
San Jose, CA 95113
408-794-3545 ph
408-295-3818 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Members

PAGEMILL PARTNERS, LLC

We have audited the statement of financial condition of Pagemill Partners, LLC as of December 31, 2005 and the related statements of income, changes in members' equity, and cash flows for the period from November 26, 2004 to December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Pagemill Partners, LLC as of December 31, 2005, and the results of their operations and their cash flows for the period from November 26, 2004 to December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

San Jose, California
February 27, 2006

PAGEMILL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS

CURRENT ASSETS		
Cash	$	305,025
Client receivables, net		118,442
Member receivables		56,717
Prepaid expenses		63,677
TOTAL CURRENT ASSETS		543,861
PROPERTY AND EQUIPMENT, net		57,830
TOTAL ASSETS	$	601,691

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Checks drawn in excess of available bank balance	$	19,289
Accounts payable		47,250
Accrued expenses		46,291
Note payable		115,989
TOTAL CURRENT LIABILITIES		228,819
MEMBERS' EQUITY		372,872
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	601,691

See Notes to Financial Statements

PAGEMILL PARTNERS, LLC

STATEMENT OF INCOME

For the period from November 26, 2004 to December 31, 2005

REVENUES	
Success fees	$ 4,627,609
Retainer fees	1,877,460
Reimbursed expenses and consulting fees	84,872
TOTAL REVENUES	6,589,941
OPERATING EXPENSES	
Dues and subscriptions	166,467
Depreciation	30,646
Employee benefits	143,054
Marketing	118,513
Outside services	199,285
Payroll taxes	167,993
Professional fees	93,444
Bad debts	150,000
Rent	279,295
Salaries	4,080,152
Telephone	76,992
Travel and entertainment	388,498
Other	140,004
TOTAL OPERATING EXPENSES	6,034,343
OPERATING INCOME	555,598
OTHER INCOME - Interest	13,639
NET INCOME	$ 569,237

See Notes to Financial Statements

PAGEMILL PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the period from November 26, 2004 to December 31, 2005

Balance at November 26, 2004	$ 528,635
Net income	569,237
Former member's equity converted into note payable	(475,000)
Distributions	(250,000)
Balance at December 31, 2005	$ 372,872

See Notes to Financial Statements

PAGEMILL PARTNERS, LLC

STATEMENT OF CASH FLOWS

For the period from November 26, 2004 to December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 569,237
Adjustments to reconcile net income to net cash flows from operating activities:	
Depreciation	30,646
Net value of equipment given as salary to former member	1,558
Increase in allowance for doubtful accounts	150,000
(Increase) in operating assets:	
Client receivables	(126,289)
Prepaid expenses	(34,913)
Increase in operating liabilities:	
Accounts payable	22,064
Accrued expenses	13,123
NET CASH FLOWS FROM OPERATING ACTIVITIES	625,426
CASH FLOWS FROM INVESTING ACTIVITIES	
Investment in property and equipment	(74,804)
Increase in member receivables	(56,717)
NET CASH FLOWS FROM INVESTING ACTIVITIES	(131,521)
CASH FLOWS FROM FINANCING ACTIVITIES	
Checks drawn in excess of available bank balance	19,289
Repayment of note payable to former member	(359,011)
Distributions to members	(250,000)
NET CASH FLOWS FROM FINANCING ACTIVITIES	(589,722)
NET DECREASE IN CASH	(95,817)
CASH, BEGINNING OF PERIOD	400,842
CASH, END OF PERIOD	$ 305,025

See Notes to Financial Statements

(1) Summary of significant accounting policies

Nature of operations – Pagemill Partners, LLC (the "Company") was formed on January 15, 2003 as a limited liability company under the laws of the State of California. The Company was initially incorporated under the name Inveraray Partners. The name was changed to Pagemill Partners, LLC on April 25, 2005.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company assists businesses that want to go through the Mergers and Acquisitions (M&A) process. It manages both buy and sell side transactions, divestitures, leveraged buyouts (LBOs) and does advisory work. The Company's principal focus is on the technology sector. The Company's clients include both domestic and foreign entities.

The rights and obligations of the equity holders of the Company (the "Members") are governed by its Third Amended and Restated Limited Liability Company Operating Agreement (Operating Agreement) dated January 1, 2005. The Operating Agreement was amended to admit a new member and appoint a new director per terms and conditions set forth therein. Each member's interest in the Company is represented by certificates (shares). The maximum number of shares that may be issued to reflect the interests of the members in the Company is one hundred ten thousand (110,000) shares.

The Operating Agreement provides for the dissolution of the Company upon the earliest to occur of: (a) the written consent of members holding more than 75% of the issued and outstanding shares of the Company or (b) the death, bankruptcy, retirement, resignation, expulsion or dissolution of a member, unless there are at least two remaining Members and the business of the Company is continued by the written consent of such number of remaining members, as is required within 90 days of the occurrence of such event.

In accordance with the Operating Agreement, items of income, gain, loss, deduction and credit will be allocated among the Members proportionately in accordance with the respective number of shares held by them. This is subject to the limitation that items of loss and deduction allocated to any member with respect to any taxable year will not exceed the maximum amount of such items that can be so allocated to such member without causing the member to have a deficit balance in its capital account in excess of the amount of the members' obligation, if any, to restore such deficit capital account, computed in accordance with the appropriate income tax regulations. Items in excess of this limitation will be allocated first to those members who would not be subject to such limitation, proportionately in accordance with their respective number of shares and any remaining amount to all members in accordance with the income tax code and regulations.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(1) Summary of significant accounting policies (continued)

Revenue recognition – The Company earns revenue by way of retainer fees and success fees

Retainer fees: New clients are assessed non-refundable retainer fees which range from single payments to monthly payments for the periods during which contracts remain in effect. Such periods could range for up to six months. Retainer fees are considered earned when billed.

Success fees: Success fees are owed to the Company on the completion of an M&A transaction or similar transaction. The fee is stipulated in the contract. Success fees are recognized when the transaction is closed.

Client receivables – Client receivables are stated net of an allowance for doubtful accounts. The allowance is based upon analysis of specific accounts, taking into consideration the probability of collection of such accounts. The allowance for doubtful accounts was $150,000 at December 31, 2005.

Concentrations of credit risk – Financial instruments, which potentially subject the Company to a concentration of credit risk, include cash and receivables from clients.

Cash is maintained with high quality financial institutions, the composition and maturities of which are regularly monitored by management. Cash balances with the bank are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. The Company maintains a money market account with a brokerage firm. Balances are insured against loss up to $500,000 (with a limit of $100,000 for cash) by the Securities Investor Protection Corporation (SIPC).

Concentrations of credit risk with respect to receivables is limited due to the large number of customers comprising the Company's client base.

Fair value of financial instruments – The carrying amounts reflected in the statement of financial condition for cash, receivables and note payable approximate their respective fair values due to the short maturities of those instruments.

Depreciation - Depreciation is computed on the straight-line method over the estimated useful lives of assets. For this purpose the estimated useful life of all assets is expected to be three years.

Income taxes – The Company is treated as a partnership for income tax purposes. Accordingly, no provision has been made for federal income taxes since these are the responsibility of the individual members. The Company's net income or loss is allocated to its members in accordance with its limited liability company agreement. The Company operates in the state of California and is subject to the minimum filing fee requirements in that state.

(2) Property and equipment, net

Cost		
Office equipment	$	11,471
Computer equipment		82,805
Computer software		12,612
Furniture and fixtures		2,714
Total cost		109,602
Accumulated depreciation		(51,772)
Property and equipment, net	$	57,830

The aggregate depreciation charged to operations was $30,646 for the period from November 26, 2004 to December 31, 2005.

(3) Note payable

The Company entered into a separation agreement with an existing member effective January 1, 2005 whereby the Company acquired all interest held by the member in the Company. In full consideration for such interest, the Company delivered a promissory note for $475,000 to the member. The note is non interest bearing and matures on June 30, 2006. Unamortized discount has not been calculated, as it would not impact the financial statements significantly given the short term of the note.

(4) Employee benefit plan

Effective October 1, 2005, the Company began sponsoring a 401(k) and Profit Sharing Plan (the Plan) covering all eligible employees. The Company makes deferral contributions on behalf of each participant who has an executed salary reduction agreement in effect with the Company, not to exceed 90% of compensation for the related period. Employer contributions to the Plan are discretionary. No employer contributions were made to the Plan during the period from November 26, 2004 to December 31, 2005.

(5) Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the first year of the Company's registration as a broker dealer. In subsequent years this ratio shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $54,854, which was $26,252 in excess of its required net capital of $28,602.

(6) Member receivables

Member receivables represents payment made by the Company towards the purchase of Series A-1 preferred stock of Altura International on behalf of some members of the Company.

(7) Cash flow disclosures

Cash consists of cash on hand, bank demand deposit accounts and money market accounts.

The following is a summary of supplemental cash flow information for the period from November 26, 2004 to December 31, 2005:

Noncash investing and financing activities:

Former member's equity converted into note payable	$ 475,000

(8) Subsequent event

Subsequent to December 31, 2005, the Operating Agreement was amended to rescind the mandatory buy sell provision whereby in the event of death, disability, disassociation from the Company or notification of irreconcilable differences with the Company and its Board of Directors by any of the current members, the Company would purchase all the shares of the said member at a price to be determined under the provisions of the Operating Agreement.

The amendment was effective January 1, 2005. The accompanying financial statements incorporate this change.



Mayer Hoffman McCann P.C.
An Independent CPA Firm

84 South First Street, Third Floor
San Jose, CA 95113
408-794-3545 ph
408-295-3818 fx
www.mhm-pc.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members

PAGEMILL PARTNERS, LLC

In planning and performing our audit of the financial statements of Pagemill Partners, LLC (the "Company") for the period from November 26, 2004 to December 31, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control environment over financial reporting and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of procedures to be performed in our audit of the financial statements of Pagemill Partners, LLC for the period from November 26, 2004 to December 31, 2005, and this report does not affect our report thereon dated February 27, 2006. The Company's financial operations officer was not aware of certain provisions in recently released accounting and regulatory pronouncements and as a result failed to give effect to these matters in the financial statements on a current basis. We recommend that the financial operations officer stay current with the rules and regulations affecting the industry. Management responded to our recommendation by remediation of the non compliance matters. Management will monitor future developments in the accounting and regulatory areas more closely.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

San Jose, California
February 27, 2006

ADDITIONAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934



Mayer Hoffman McCann P.C.
An Independent CPA Firm

84 South First Street, Third Floor
San Jose, CA 95113
408-794-3545 ph
408-295-3818 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

To the Members

PAGEMILL PARTNERS, LLC

We have audited the financial statements of Pagemill Partners, LLC as of December 31, 2005. Our audit was made for the purpose of forming an opinion on the basic financial statements.

The information contained in Schedules I, II and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements.

Mayer Hoffman McCann P.C.

San Jose, California
February 27, 2006

PAGEMILL PARTNERS, LLC

SCHEDULE I

COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2005
COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 372,872
2. Deduct: ownership equity not allowable for net capital			-
3. Total ownership equity qualified for net capital			372,872
4. Add:			
a.	Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
b.	Other (deductions) or allowable credits		-
5. Total capital and allowable subordinated liabilities			372,872
6. Deduction and/or charges:			
a.	Total non-allowable assets included in Statement of Financial Condition:	$ 296,666	
b.	Secured demand note deficiency	-	
c.	Commodity futures contracts and spot commodities-proprietary capital charges	-	
d.	Other deductions and/or charges contingent liability	-	296,666
7. Other additions and/or allowable credits:			-
8. Net capital before haircuts on securities positions			76,206
9. Haircuts on securities:			
a.	Contractual securities commitments		
b.	Subordinated securities borrowings		
c.	Trading and investment securities:		
	i. Exempted securities		
	ii. Debt securities		
	iii. Options		
	iv. Other securities		21,352
d.	Undue concentration (illiquid investment securities)		
e.	Other		
10. Net capital			$ 54,854

PAGEMILL PARTNERS, LLC

SCHEDULE II

COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2005
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS AND AGGREGATE INDEBTEDNESS

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

11. Minimum net capital required (12-1/2% of line 19)	$	28,602
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	$	5,000
13. Net capital requirement (greater of line 11 or 12)	$	28,602
14. Excess net capital (line 10 less 13)	$	26,252
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	31,972

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities included in Statement of Financial Condition	$	228,819
17. Add:		
a. Drafts for immediate credit		
b. Market value of securities borrowed for which no equivalent value is paid or credited		
c. Other unrecorded amounts contingent liability		0
19. Total aggregate indebtedness	$	228,819
20. Ratio of aggregate indebtedness to capital (line 19 divided by line 10)		4.171

PAGEMILL PARTNERS, LLC

SCHEDULE III

RECONCILIATION WITH COMPANY'S COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 (Included in Part IIA of Form X-17A-5 as of December 31, 2004)

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL

Net capital as reported in Part I of Form X-17A-5	$ 84,092
Net audit adjustments	
Amount due to former member reclassified from equity to debt	(29,238)
Net capital as reported on line 10 of Schedule I	$ 54,854

RECONCILIATION WITH COMPANY'S COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness as reported in Part IIA of Form X-17A-5	$ 199,580
Net audit adjustments:	
Amount due to former member reclassified from equity to debt	29,238
Total aggregate indebtedness as reported on line 19 of Schedule II	$ 228,818